EXHIBIT 99.1

Burcon Reports Fiscal 2014 Third Quarter Results

VANCOUVER, British Columbia, Feb. 13, 2014 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in functional, renewable plant proteins, reported results for the fiscal third quarter ended December 31, 2013.

Operational Highlights

  Continued discussions with potential multi-national production and distribution partners for Peazazz®, Burcon's proprietary clean-tasting and uniquely soluble pea protein.
  Burcon's manufacturing and marketing licensee for its CLARISOY™ soy protein, Archer Daniels Midland Company (ADM), continued to facilitate development activities in the global food and beverage market, as they operate the first commercial-scale plant for CLARISOY™ production.
  Received seven U.S. patent grants covering processes for extracting plant protein, two for soy and five for canola. Subsequent to quarter-end, Burcon received a notice of allowance from the U.S. Patent and Trademark Office for a composition of matter patent that provides protection covering the commercially valuable attributes of CLARISOY™.
  The company's IP portfolio now includes 257 issued patents in various countries, with 51 in the U.S., as well as more than 470 active patent applications, including 85 in the U.S.

Management Commentary

"During the quarter, ADM continued to facilitate development activities in the global food and beverage market with our CLARISOYTM soy protein," said Johann Tergesen, the company's president and COO. "Subsequent to the quarter end, the United States Patent and Trademark Office issued a notice of allowance for an important and commercially strategic CLARISOY™ patent application containing numerous specific composition of matter claim. Composition of matter patents are considered to be the most valuable type of patent because they cover any use of the claimed matter, regardless of the process by which it was produced or how it is being used."

"Our efforts to expand and protect our intellectual property portfolio around our proprietary plant protein science will continue to be a major area of focus, as will our pursuit of further perfecting the science that makes our proteins already so exceptional. In fact, these efforts have resulted in 16 new U.S. patents since the beginning of the 2013 calendar year."

"During the quarter, we made continued strong progress toward commercializing Burcon's unique plant protein extraction technologies. We have identified the performance metrics and tasks with the Peazazz® commercialization process and we are comfortable moving the project forward."

"Clearly, our market timing couldn't be more ideal with producers and end users looking to replace higher priced dairy proteins. Our Peazazz® pea protein has a uniquely clean flavor. Between having no taste that can clash with other ingredients and its high usability and nutritional value, Peazazz® is ideal for incorporation into numerous beverage applications, as well as in a number of dairy-alternative products. Peazazz® can enhance snacks, cereals and diet products, as well as fortify gluten-free, vegetarian, and vegan food products."

"Further, Peazazz® has exceptional solubility, making it extremely versatile. In contrast to the major animal-based and plant-based proteins, pea protein is hypoallergenic. Beyond these amazing properties, Peazazz® is more environmentally sustainable compared to other protein sources. This is due to the pea plant's unique ability to draw in nitrogen from the atmosphere and store it in their roots. These properties allow producers to use less fertilizer when replenishing the soil, making peas a desired and more sustainable crop."

"Altogether, we continue to enjoy tremendous opportunities with our patented and proprietary protein technology. As we begin this commercial phase of our growth, our positive outlook is strengthened by the recent key patent allowance for CLARISOY, as well as the extraordinary capabilities of our current and potential partners with whom we are currently engaged."

Fiscal 2014 Third Quarter Financial Results (In Canadian Dollars)

Revenues totaled $23,750 in the third fiscal quarter of 2014, as compared to $23,500 in the prior quarter, and $6,800 in the same year-ago quarter. Revenues were derived mainly from deferred royalty payments from ADM for CLARISOY™ that were recognized in the quarter.

While ADM reported its first commercial sale of CLARISOY™ from its semi-works facility in December 2012, suggesting CLARISOY™ commercialization would expand in calendar 2013, the subsequent royalty revenues from CLARISOY™ sales have been marginal due to lengthy product development cycles typical of major brands in the food and beverage industry.

Research and development expenses in the third fiscal quarter of 2014 were $588,000, compared to $589,000 in the prior quarter and $572,000 in the same year-ago quarter.

General and administrative (G&A) expenses in the third fiscal quarter of 2014 were $1.1 million, as compared to $1.1 million in the prior quarter and $1.2 million in the year-ago quarter. The decrease in G&A expenses over the year-ago quarter was primarily due to an increase of $126,000 in patent related activity as well as an increase of $93,000 in investor relations activities during the quarter, offset by a decrease of $44,000 in staff members at the corporate office and a decrease in stock-based compensation expense of $270,000.

Net loss in the third fiscal quarter of 2014 totaled $1.5 million or $(0.05) per basic and diluted share, as compared to $1.6 million or $(0.06) per basic and diluted share in the prior quarter and $1.8 million or $(0.06) per basic and diluted share the same year-ago quarter.

At December 31, 2013, cash balances totaled $2.5 million, as compared to $6.7 million at March 31, 2013. Management believes the company has sufficient resources to fund its expected level of operations and working capital requirements until at least April 2014. This estimate does not take into account potential proceeds from outstanding convertible securities, royalty revenues from the sale of CLARISOY™ soy protein or the commercialization of Peazazz®. As announced in our news release on February 7, 2014, Burcon intends to complete a rights offering for maximum gross proceeds of $5.25 million that is expected to complete on April 2, 2014.

The company's complete financial statements, along with management's more detailed discussion and analysis, are available in the investors section of Burcon's website at www.burcon.ca or on www.sedar.com.

Conference Call

Burcon will host a conference call later today, Thursday, February 13, 2014. Management will host the presentation, followed by a question and answer period.

Date: Thursday, February 13, 2014
Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)
Dial-in (toll/international): 1-480-629-9712
Toll-free dial-in (North America): 1-877-941-1431
Conference ID: 4663446

A telephone replay of the call will be available after 8:00 p.m. Eastern time on the same day through March 13, 2014.

Replay dial-in (toll/international): 1-858-384-5517
Toll-free dial-in (North America): 1-877-870-5176
Replay conference ID: 4663446

About Burcon NutraScience Corporation

Burcon NutraScience is a leader a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Prepared in Canadian dollars)
	December 31,	March 31,
	2013	2013
	$	$
Assets

Current assets
Cash and cash equivalents	2,545,751	4,602,520
Short-term investments	--	2,085,746
Amounts receivable	127,904	34,524
Prepaid expenses	147,406	153,543

	2,821,061	6,876,333

Property and equipment	683,975	559,920

Deferred development costs	1,422,999	1,823,217

Goodwill	1,254,930	1,254,930

	6,182,965	10,514,400

Liabilities

Current liabilities
Accounts payable and accrued liabilities	465,760	447,884

Deferred revenue	250,221	320,596

	715,981	768,480

Shareholders' Equity
Capital stock	54,005,703	54,005,703
Contributed surplus	6,136,123	5,065,951
Options	8,437,953	9,064,232
Warrants	49,453	49,453
Deficit	(63,162,248)	(58,439,419)

	5,466,984	9,745,920

	6,182,965	10,514,400

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)

(Prepared in Canadian dollars)
	Three months ended		Nine months ended
	December 31		December 31
	2013	2012	2013	2012
	$	$	$	$
Revenues
Royalty income	23,750	6,831	71,108	6,831

Expenses
General and administrative	1,100,423	1,207,909	3,166,300	2,728,027
Research and development	587,711	572,180	1,794,296	1,481,485
	1,688,134	1,780,089	4,960,596	4,209,512

Loss from operations	(1,664,384)	(1,773,258)	(4,889,488)	(4,202,681)

Interest and other income	126,025	18,988	166,659	59,646

Loss and comprehensive loss for the period	(1,538,359)	(1,754,270)	(4,722,829)	(4,143,035)

Basic and diluted loss per share	(0.049)	(0.057)	(0.149)	(0.137)
CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca

         Investor Relations Contact:
         Matt Glover or Michael Koehler
         Liolios Group Inc.
         (949) 574-3860
         bur@liolios.com